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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Execution Holdings Ltd.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
England and Wales
(Jurisdiction of Subject Company’s Incorporation or Organization)
Espirito Santo Investment Holdings Ltd.
(Name of Person(s) Furnishing Form)
ordinary shares of 10 pence each in the capital of Execution Holdings Ltd.
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Paulo Araujo
Espirito Santo Investment Holdings Ltd.
4th Floor
33 Queen Street
London EC4R 1ES
United Kingdom
Telephone: +44 207 246 0186
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:
Sarah Murphy
Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS
United Kingdom
Telephone: +44 207 936 4000
February 24, 2010 (Publication of Offer Document)
(Date Tender Offer Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Exhibit No.
99.1	Offer Document, dated February 24, 2010, setting forth the terms and conditions of the offer (the “Offer”) by Espirito Santo Investment Holdings Ltd. to acquire a controlling stake in Execution Holdings Ltd.

99.2	Press Release, dated February 8, 2010

99.3	Broker letter from E.S. Financial Services, Inc. to U.S. holders of Execution Holdings Limited shares, dated February 24, 2010

99.4	Form of Acceptance
Item 2. Informational Legends
The Offer relates to the shares of an English company and is proposed to be made in the United States pursuant to applicable U.S. tender offer rules and otherwise in accordance with the requirements of English law. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in England to a takeover offer, which differ from the disclosure requirements of the United States.
Financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since Espirito Santo Investment Holdings Ltd. and Execution Holdings Ltd. are non-US companies, and some or all of their officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibit No.
99.5	Letter to Holders of Execution Holdings Limited Options, dated February 24, 2010

PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X has been filed by Espirito Santo Investment Holdings Ltd. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on February 25, 2010.
PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paulo Araujo (Signature) Paulo Araujo

Director, Espirito Santo Investment Holdings Ltd. (Name and Title)

February 25, 2010 (Date)

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